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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                   -----------

                          For the Month of January 2004

                                  ------------

                         (Commission File. No 0-20390).

                                   -----------

                            ID BIOMEDICAL CORPORATION
                  ---------------------------------------------
                  (Translation of registrant's name in English)

              1510 - 800 West Pender Street, Vancouver, BC V6C 2V6
              -----------------------------------------------------
              (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code:  604-431-9314
                                                             ------------

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                                       Form 20-F         40-F   X
                                                 -----        -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                            Yes:          No:   X
                                                 -----        -----


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                                                     1510-800 West Pender Street
[ID BIOMEDICAL LOGO]                                 Vancouver, British Columbia
                                                                 CANADA, V6C 2V6


                                  NEWS RELEASE

FOR IMMEDIATE RELEASE
TRADING SYMBOLS - NASDAQ - "IDBE", TSE - "IDB"


Contacts:  ID Biomedical Corporation
           Dean Linden
           Manager, Corporate Communications
           (604) 431-9314
           www.idbiomedical.com


For Immediate Release

                     ID BIOMEDICAL ANNOUNCES APPOINTMENT OF
                             CHIEF OPERATING OFFICER

VANCOUVER, B.C., JANUARY 26, 2004 - ID Biomedical announced today that it has appointed vaccine industry executive, Mr. Mustapha (Staph) L. Bakali, as its new Chief Operating Officer. Mr. Bakali was formerly the Chief Operating Officer and member of the Board of Directors of British vaccine company, PowderJect Pharmaceuticals, until its recent sale to Chiron Corporation.

"We are very excited about Staph's appointment," stated Anthony Holler, M.D., Chief Executive Officer at ID Biomedical. "Not only is he very well known and respected throughout the vaccine industry, but additionally, Staph has a wealth of experience and an impressive track record that will be critical for ID Biomedical's near term growth and commercial development, particularly related to our non-live intranasal flu vaccine, FluINsure(TM). This appointment signals that ID Biomedical is taking an important step in our objective to become a significant player in the worldwide vaccine industry."

While at PowderJect, Mr. Bakali was responsible for all global operations of the company and played an important role in transforming PowderJect into a leading and commercially successful vaccine company. Prior to joining PowderJect in 2001, Mr. Bakali was the Head of Worldwide Sales and Marketing for Chiron Vaccines. Mr. Bakali started his career in the vaccine business of SmithKline Beecham (now Glaxo SmithKline), where he held several senior management positions throughout Europe, South America, Africa and the Middle East.


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"I am very pleased to be joining ID Biomedical," stated Mr. Bakali. "I have known the senior management for quite sometime and have been very impressed with the development and strategic direction of the Company. The critical foundation is, of course, the Company's pipeline, which is one of the most attractive product portfolios in the vaccine industry today. I look forward to working with the management team and Board of Directors in helping realize the maximum potential of these products and technologies and to create additional asset value. I am also keen to contribute to the strength of ID Biomedical's position in the intranasal delivery of subunit vaccines."

Mr. Bakali will be based at the Company's Montreal facility. At ID Biomedical, Mr. Bakali will join Dr. Holler and Todd Patrick, ID Biomedical's President, as a member of the Company's Executive Management Committee. Mr. Bakali will report to Dr. Holler and assume primary responsibility for clinical, regulatory, process and product development, manufacturing and facility management. Mr. Patrick will be responsible for finance, general administration/IT, business development, intellectual property and Biodefense. Dr. Holler will Chair the Executive Management Committee and will also assume direct supervisory responsibility for pipeline research and development, Quality Assurance and investor relations. Mr. Patrick and Dr. Holler also serve on the Board of Directors of the Company.

"This is a timely appointment and an important and welcome addition to our senior management team," stated Mr. Patrick. "Staph has the experience we need to take ID Biomedical through all phases of the commercialization process. Further, Staph's a great guy and I'm confident that he will be well received by our employees, shareholders, partners and other stakeholders of ID Biomedical."


ABOUT ID BIOMEDICAL

ID Biomedical is a biotechnology company focused on the development of proprietary subunit vaccine products, including those based on its Proteosome(TM) platform intranasal adjuvant/delivery technology.

ID Biomedical is developing subunit vaccines for the prevention of a number of different diseases, as well as vaccines against biological warfare agents. The Company's lead products in clinical development are the FluINsure(TM) intranasal influenza (flu) vaccine and the StreptAvax(TM) group A streptococcal vaccine. Additionally, the Company has several vaccines in preclinical development.


THE FOREGOING INFORMATION CONTAINS SO-CALLED FORWARD-LOOKING STATEMENTS. THESE INCLUDE STATEMENTS ABOUT ID BIOMEDICAL'S EXPECTATIONS, BELIEFS, INTENTIONS OR STRATEGIES FOR THE FUTURE, WHICH IT INDICATES BY WORDS OR PHRASES SUCH AS "ANTICIPATE", "EXPECT", "INTEND", "PLAN", "WILL", "WE BELIEVE", "ID BIOMEDICAL BELIEVES", "MANAGEMENT BELIEVES" AND SIMILAR LANGUAGE. ALL FORWARD-LOOKING STATEMENTS ARE BASED ON ID BIOMEDICAL'S CURRENT EXPECTATIONS AND ARE SUBJECT TO RISKS UNCERTAINTIES AND TO ASSUMPTIONS MADE. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE: (i) THE ABILITY TO SUCCESSFULLY COMPLETE PRECLINICAL AND CLINICAL DEVELOPMENT OF ITS PRODUCTS; (ii) THE ABILITY TO OBTAIN AND ENFORCE TIMELY PATENT AND INTELLECTUAL PROPERTY PROTECTION FOR ITS TECHNOLOGY AND PRODUCTS; (iii) THE ABILITY TO AVOID, EITHER BY PRODUCT
DESIGN, LICENSING ARRANGEMENT OR OTHERWISE, INFRINGEMENT OF THIRD PARTIES' INTELLECTUAL PROPERTY; (iv) DECISIONS, AND THE TIMING OF DECISIONS, MADE BY
THE HEALTH REGULATORY AGENCIES REGARDING APPROVAL OF ITS PRODUCTS FOR HUMAN TESTING; (v) THE ABILITY TO COMPLETE AND MAINTAIN CORPORATE ALLIANCES
RELATING TO THE DEVELOPMENT AND COMMERCIALIZATION OF ITS TECHNOLOGY AND PRODUCTS; (vi) MARKET ACCEPTANCE OF ITS TECHNOLOGY AND PRODUCT; AND (vii) THE COMPETITIVE ENVIRONMENT AND IMPACT OF TECHNOLOGICAL CHANGE. ID BIOMEDICAL
BASES ITS FORWARD-LOOKING STATEMENTS ON INFORMATION CURRENTLY AVAILABLE TO
IT, AND ASSUMES NO OBLIGATION TO UPDATE THEM.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 ID Biomedical Corporation

                                 By: /s/ Anthony Holler
                                     ------------------------------------------
                                     Anthony F. Holler, Chief Executive Officer


Date: January 26, 2004